Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated April 2, 2019

Relating to Preliminary Prospectus Supplement dated April 1, 2019 to Prospectus dated April 1, 2019

Registration No. 333-230660

We have filed a registration statement on Form F-3 (Registration No. 333-230660), including a prospectus dated April 1, 2019, and a preliminary prospectus supplement dated April 1, 2019 with the Securities and Exchange Commission (the “SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus included in the registration statement, the preliminary prospectus supplement, the documents incorporated by reference in the registration statement and other documents we have filed with the SEC for more complete information about us and this offering. Investors should rely upon the prospectus, the preliminary prospectus supplement and any relevant free writing prospectus for complete details of this offering. You may obtain these documents and other documents we have filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement, if you request them by calling Morgan Stanley & Co. LLC at +1 917-606-8487, Credit Suisse Securities (USA) LLC at + 1 800-221-1037, or J.P. Morgan Securities LLC at +1 866-803-9204. You may also access our most recent preliminary prospectus supplement dated April 1, 2019, as filed with the SEC via EDGAR on April  1, 2019, by visiting EDGAR on the SEC website at https://www.sec.gov/Archives/edgar/data/1723690/000119312519094744/d697779d424b5.htm.

The following information supplements and updates the information contained in the Company’s preliminary prospectus supplement dated April 1, 2019 (the “Preliminary Prospectus Supplement”). In the Preliminary Prospectus Supplement, we proposed to offer 10,554,000 ADSs and grant the underwriters an option to purchase up to an aggregate of 2,562,028 additional ADSs from us. The number of ADSs to be offered by us in the offering has increased to 11,473,813 ADSs, and we have proposed to grant the underwriters an option to purchase up to an aggregate of 2,700,000 additional ADSs from us. In addition, the aggregate principal amount of convertible notes being offered by us in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act pursuant to a separate offering memorandum has increased to US$430 million, and we have proposed to grant the initial purchasers in the concurrent offering of convertible notes an option to purchase up to an additional US$70 million aggregate principal amount of our convertible notes.

This issuer free writing prospectus updates the information contained in the Preliminary Prospectus Supplement to reflect the increases in the number of ADSs being offered and the aggregate principal amount of our convertible notes, the impact on net proceeds and capitalization, as well as certain other changes. This free writing prospectus reflects the following amendments and supplements that were made to the Preliminary Prospectus Supplement. All references to page numbers are to page numbers in the Preliminary Prospectus Supplement.

(1)	Amend the corresponding portion of “The Offering” beginning on page S-11 as follows:

THE OFFERING

ADSs offered by us	11,473,813 ADSs (or 14,173,813 ADSs if the underwriters exercise the over-allotment option to purchase additional ADSs in full).

Class Z ordinary shares outstanding immediately after this offering	238,058,588 Class Z ordinary shares (or 240,758,588 Class Z ordinary shares if the option to purchase additional ADSs is exercised in full by the underwriters).

The number of ordinary shares outstanding immediately after the offering is calculated based upon 226,584,775 Class Z ordinary shares issued and outstanding as of April 1, 2019, which excludes 2,471,646 Class Z ordinary shares reserved for issuance upon the exercise of our outstanding options.

Option to purchase additional shares	We will grant the underwriters an option, exercisable within 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 2,700,000 additional ADSs.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately US$198.8 million (or approximately US$245.8 million assuming the underwriters exercise their option to purchase additional ADSs in full), after deducting underwriting commissions and fees and the estimated offering expenses payable by us.

We expect to use the net proceeds to us from this offering, together with the net proceeds of the concurrent offering of convertible notes which we expect to be approximately US$419.7 million (or approximately US$488.2 million if the respective initial purchasers in the concurrent offering exercise their options to purchase additional principal amount of convertible notes in full), as follows: (i) approximately US$180 million for enriching content offerings, including the acquisition, investment and production of premium content and supporting content creators; (ii) approximately US$180 million for research and development, including continued investment in and development of our technologies, particularly artificial intelligence technology, big data capability and cloud technology; and (iii) the remaining for general corporate purposes, which may include working capital needs and potential strategic acquisitions, investments and alliances.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

See “Use of Proceeds” for additional information.

Description of concurrent offering	Concurrently with this offering, we are also offering up to US$430 million aggregate principal amount of convertible notes pursuant to a separate offering memorandum (or up to US$500 million aggregate principal amount if the initial purchasers in the convertible notes offering exercises their option in full) to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside of the United States to non-U.S. persons in reliance on Regulation S.

The closing of this offering is not conditioned upon the closing of the concurrent offering of the convertible notes, and the closing of the concurrent offering of the convertible notes is not conditioned upon the closing of this offering.

(2)	Amend the third sentence of the fifth paragraph under “Our Business” in “Prospectus Supplement Summary” on page S-4 as follows:

In the fourth quarter of 2018, we had approximately 570,000 average monthly active content creators, as compared to approximately 234,000 average monthly active content creators in the same period of 2017.

(3)

Amend the first sentence of “Provisions of our convertible notes being offered concurrently could discourage an acquisition of us by a third party” in “Risks Related to this Offering, our Class Z Ordinary Shares and our ADSs” on page S-49 as follows:

Concurrently with this offering, we are offering US$430 million aggregate principal amount of convertible senior notes due 2026.

(4)	Amend the first paragraph and second paragraph under “Use of Proceeds” on page S-57 as follows:

We estimate that the net proceeds to us from this offering will be approximately US$198.8 million (or approximately US$245.8 million assuming the underwriters exercise their option to purchase additional ADSs in full), after deducting underwriting commissions and fees and the estimated offering expenses payable by us.

We expect to use the net proceeds from this offering, together with the net proceeds of the concurrent offering of convertible notes which we expect to be approximately US$419.7 million (or approximately US$488.2 million if the respective initial purchasers in the concurrent offering exercise their options to purchase additional principal amount of convertible notes in full), as follows: (i) approximately US$180 million for enriching content offerings, including the acquisition, investment and production of premium content and supporting content creators; (ii) approximately US$180 million for research and development, including continued investment in and development of our technologies, particularly artificial intelligence technology, big data capability and cloud technology; and (iii) the remaining for general corporate purposes, which may include working capital needs and potential strategic acquisitions, investments and alliances.

(5)	Amend “Capitalization and Indebtedness” beginning on page S-83 as follows:

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization as of December 31, 2018:

•	on an actual basis;

•

on a pro forma basis to give effect to the concurrent issuance and sale by us of US$430 million aggregate principal amount of convertible senior notes and the receipt of the estimated net proceeds of US$419.7 million by us from this offering, after deducting estimated initial purchasers’ discounts and commissions and estimated issuance expenses payable by us, assuming the initial purchasers do not exercise the options to purchase additional convertible senior notes(1);

•

on a pro forma as adjusted basis to give effect to (i) the concurrent issuance and sale by us of US$430 million aggregate principal amount of convertible senior notes and the receipt of the estimated net proceeds of US$419.7 million by us from this offering, after deducting estimated initial purchasers’ discounts and commissions and estimated issuance expenses payable by us, assuming the initial purchasers do not exercise the options to purchase additional convertible senior notes, and (ii) the issuance and sale by us of 11,473,813 Class Z ordinary shares in the form of ADSs pursuant to this prospectus supplement and the accompanying prospectus, resulting in estimated net proceeds of US$198.8 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the options to purchase additional ADSs(1).

(1)

The closing of the offering of our ADSs is not conditioned upon the closing of the concurrent offering of our convertible senior notes, and the closing of the concurrent offering of our convertible senior notes is not conditioned upon the closing of the offering of our ADSs.

The pro forma as adjusted information is illustrative only. You should read this table in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included in our 2018 Annual Report, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2018
	Actual		Pro Forma		Pro Forma as Adjusted
	RMB	US$	RMB	US$	RMB	US$
	In thousands, except for share data
Borrowings and indebtedness
Convertible bonds payable	—	—	2,885,957	419,745	2,885,957	419,745

Total borrowings and indebtedness	—	—	2,885,957	419,745	2,885,957	419,745

Shareholders’ equity
Ordinary shares:
Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized; 85,364,814 shares issued and outstanding; 85,364,814 shares issued and outstanding on a pro forma basis and on a pro forma as adjusted basis)	53	8	53	8	53	8
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized; 229,056,421 shares issued and 226,323,075 shares outstanding; 229,056,421 shares issued and 226,323,075 shares outstanding on a pro forma basis; 240,530,234 shares issued and 237,796,888 shares outstanding on a pro forma as adjusted basis)	144	21	144	21	151	22
Additional paid-in capital	9,459,546	1,375,834	9,459,546	1,375,834	10,826,052	1,574,584
Statutory reserves	7,666	1,115	7,666	1,115	7,666	1,115
Accumulated other comprehensive income	326,077	47,426	326,077	47,426	326,077	47,426
Accumulated deficit	(2,842,690)	(413,452)	(2,842,690)	(413,452)	(2,842,690)	(413,452)

Total Bilibili Inc.’s shareholders’ equity	6,950,796	1,010,952	6,950,796	1,010,952	8,317,309	1,209,703

Noncontrolling interests	240,406	34,966	240,406	34,966	240,406	34,966

Total shareholders’ equity	7,191,202	1,045,918	7,191,202	1,045,918	8,557,715	1,244,669

Total capitalization	7,191,202	1,045,918	10,077,159	1,465,663	11,443,672	1,664,414

(6)	Amend “Concurrent Offering of Convertible Notes” on page S-89 as follows:

CONCURRENT OFFERING OF CONVERTIBLE NOTES

Concurrently with this offering of ADSs, we are also offering, by means of a separate offering memorandum, US$430 million aggregate principal amount of our convertible notes, in accordance with Rule 144A under the Securities Act to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act. The closing of this offering is not conditioned upon the closing of the concurrent offering of the convertible notes, and the closing of the concurrent offering of the convertible notes is not conditioned upon the closing of this offering. The initial purchasers of the offering of our convertible notes have a 30-day option to purchase up to an additional US$70 million aggregate principal amount of our convertible notes.

The convertible senior notes will be convertible, at the holder’s option, based on an initial conversion rate of                  ADSs per $1,000 principal amount (equal to an initial conversion price of approximately US$                 per ADS), subject to adjustment.

(7)	Amend the first sentence of “Concurrent Offering” under “Underwriting” on page S-92 as follows:

Concurrently with this offering, we are offering up to US$430 million aggregate principal amount of convertible senior notes (or up to US$500 million aggregate principal amount of convertible senior notes if the initial purchasers of that offering exercise in full their option to purchase additional principal amount of the convertible senior notes), in accordance with Rule 144A under the Securities Act to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in reliance on Regulation S of the Securities Act, pursuant to a separate offering memorandum (the “Concurrent Offering”).

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